UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 6)
ACCESS PHARMACEUTICALS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)
00431M 30 8
(CUSIP Number)
Steven H. Rouhandeh
SCO Capital Partners LLC
1285 Avenue of the Americas, 35th Floor
New York, New York 10019
(212) 554-4158
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 4, 2009
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
(Continued on following pages)

(Page 1 of 15 Pages)

CUSIP No.	00431M 30 8	13D	Page	2	of	15	Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SCO Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		13,791,877

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,791,877

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,791,877

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	68.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	00431M 30 8	13D	Page	3	of	15	Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SCO Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	00431M 30 8	13D	Page	4	of	15	Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Beach Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		1,019,040

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,019,040

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,019,040

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	00431M 30 8	13D	Page	5	of	15	Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SCO Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BD

CUSIP No.	00431M 30 8	13D	Page	6	of	15	Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven H. Rouhandeh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		14,810,917

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34,341

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,810,917

WITH	10	SHARED DISPOSITIVE POWER

		34,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,845,258

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	70.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	00431M 30 8	13D	Page	7	of	15 Pages
Item 1. Security and Issuer.
This Amendment No. 6 to Schedule 13D (“Amended Schedule 13D”) is being filed with respect to the common stock, par value $.01 per share (the “Common Stock”) of Access Pharmaceuticals, Inc., a Delaware corporation (“Access” or the “Company”). The principal executive offices of the Company are located at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207. The share amounts and warrant exercise prices set forth herein reflect the 1 for 5 reverse split of the Company’s Common Stock effected on June 2, 2006.
This Amended Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”).
Item 2. Identity and Background.
(a) This Amended Schedule 13D is filed by (i) Steven H. Rouhandeh (“Mr. Rouhandeh”), (ii) SCO Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware (“SCO”), (iii) SCO Capital Partners, L.P., a limited partnership organized under the laws of the State of Delaware (“SCO LP”), (iv) Beach Capital, LLC, a limited liability company organized under the laws of the State of New York (“Beach”), and (v) SCO Securities LLC, a limited liability company organized under the laws of the State of Delaware (“SCO Securities”). Mr. Rouhandeh, SCO, SCO LP, Beach and SCO Securities are collectively referred to herein as the “Reporting Persons.”
(b) The Reporting Persons’ business address is 1285 Avenue of the Americas, 35th Floor, New York, New York 10019.
(c) The principal business of Mr. Rouhandeh is to serve as the Chairman and managing member of SCO, managing member of Beach and managing member of the entity that serves as sole member of SCO Securities. The principal business of each of SCO, SCO LP and Beach is to invest in biotechnology companies. The principal business of SCO Securities is to provide certain broker-dealer services to biotechnology companies.
(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) Mr. Rouhandeh is a United States citizen. SCO and SCO Securities are each a limited liability company organized under the laws of the State of Delaware. SCO LP is a limited partnership organized under the laws of the State of Delaware. Beach is a limited liability company organized under the laws of the State of New York.
Item 3. Source and Amount of Funds or Other Consideration.
On February 16, 2006 upon closing of a private placement financing pursuant to which SCO Securities acted as placement agent (the “Private Placement”), Access issued to SCO $4,000,000 principal amount of its 7.5% Secured Convertible Promissory Notes due March 31, 2007 (“First Convertible Notes”) and

CUSIP No.	00431M 30 8	13D	Page	8	of	15 Pages
warrants to purchase an aggregate of 2,727,272 shares of Common Stock at an exercise price of $1.32 per share, for aggregate consideration paid in cash by SCO to the Company of $4,000,000. The warrants expire six years from the date of issuance. The issuance of the First Convertible Notes and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO.
In addition, SCO Securities allocated to SCO a warrant to purchase 272,727 shares of Common Stock at an exercise price of $1.32 per share to which SCO Securities was entitled as consideration for services rendered as placement agent in the Private Placement. The terms of such warrant are the same as the terms of the warrants issued to the other purchasers in the Private Placement. The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.
On February 16, 2006 upon closing of the Private Placement, Access issued to Beach $500,000 principal amount of its First Convertible Notes and warrants to purchase an aggregate of 340,909 shares of Common Stock at an exercise price of $1.32 per share, for aggregate consideration paid in cash by Beach to the Company of $500,000. The warrants expire six years from the date of issuance. The issuance of the First Convertible Notes and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of Beach.
On October 24, 2006 upon closing of a second private placement financing pursuant to which SCO Securities acted as placement agent (the “Second Private Placement”), Access issued to SCO $400,000 principal amount of its 7.5% Secured Convertible Promissory Notes due March 31, 2007 (“Second Convertible Notes”) and warrants to purchase an aggregate of 272,727 shares of Common Stock at an exercise price of $1.32 per share, for aggregate consideration paid in cash by SCO to the Company of $400,000. The warrants expire six years from the date of issuance. The issuance of the Second Convertible Notes and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO.
In addition, SCO Securities allocated to SCO a warrant to purchase 36,364 shares of Common Stock at an exercise price of $1.32 per share to which SCO Securities was entitled as consideration for services rendered as placement agent in the Second Private Placement. The terms of such warrant are the same as the terms of the warrants issued to the other purchaser in the Second Private Placement. The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.
On December 6, 2006 upon closing of a third private placement financing pursuant to which SCO Securities acted as placement agent (the “Third Private Placement”), Access issued to SCO $400,000 principal amount of its 7.5% Secured Convertible Promissory Notes due March 31, 2007 (“Third Convertible Notes” and together with the First Convertible Notes and Second Convertible Notes, the “Convertible Notes”) and warrants to purchase an aggregate of 272,727 shares of Common Stock at an exercise price of $1.32 per share, for aggregate consideration paid in cash by SCO to the Company of $400,000. The warrants expire six years from the date of issuance. The issuance of the Third Convertible Notes and warrants was exempt from registration under Regulation D promulgated under the Securities

CUSIP No.	00431M 30 8	13D	Page	9	of	15 Pages
Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO.
In addition, SCO Securities allocated to SCO a warrant to purchase 18,182 shares of Common Stock at an exercise price of $1.32 per share to which SCO Securities was entitled as consideration for services rendered as placement agent in the Third Private Placement. The terms of such warrant are the same as the terms of the warrants issued to the other purchaser in the Third Private Placement. The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.
On November 10, 2007 upon closing of a fourth private placement financing pursuant to which SCO Securities acted as placement agent (the “Fourth Private Placement”), Access issued to SCO 1,568.8409 shares of its Series A Cumulative Convertible Preferred Stock, liquidation preference $10,000 per share (“Series A Preferred Stock”) and warrants to purchase an aggregate of 1,064,292 shares of Common Stock at an exercise price of $3.50 per share, for aggregate consideration paid in the form of the cancellation in full of all Convertible Notes held by SCO (including all principal and interest thereunder) and an additional cash payment by SCO to the Company of $1,000,000. The warrants expire six years from the date of issuance. The issuance of the Series A Preferred Stock and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO and exchange of the Convertible Notes. Following the consummation of the Fourth Private Placement, SCO no longer holds any Convertible Notes.
In addition, SCO Securities allocated to SCO a warrant to purchase 100,000 shares of Common Stock at an exercise price of $3.50 per share to which SCO Securities was entitled as consideration for services rendered as placement agent in the Fourth Private Placement. The terms of such warrant are the same as the terms of the warrants issued to the other purchasers in the Fourth Private Placement. The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.
On November 10, 2007 upon closing of the Fourth Private Placement, Access issued to SCO LP 200 shares of its Series A Preferred Stock and warrants to purchase an aggregate of 333,333 shares of Common Stock at an exercise price of $3.50 per share, for aggregate consideration paid in cash by SCO LP to the Company of $2,000,000. The warrants expire six years from the date of issuance. The issuance of the Series A Preferred Stock and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO LP.
On November 10, 2007 upon closing of the Fourth Private Placement, Access issued to Beach 154.2898 shares of its Series A Preferred Stock and warrants to purchase an aggregate of 94,288 shares of Common Stock at an exercise price of $3.50 per share, for aggregate consideration paid in the form of the cancellation in full of all Convertible Notes held by Beach (including all principal and interest thereunder). The warrants expire six years from the date of issuance. The issuance of the Series A Preferred Stock and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was the exchange of Convertible Notes. Following the consummation of the Fourth Private Placement, Beach no longer holds any Convertible Notes.

CUSIP No.	00431M 30 8	13D	Page	10	of	15 Pages
SCO also owns warrants to purchase 18,949 shares of Common Stock at an exercise price of $27.00 per share that were received by SCO Securities on February 23, 2004 as consideration for placement agent services rendered to the Company and subsequently were allocated to SCO. These warrants expire five years from the date of issuance.
SCO was previously the holder of preferred stock and common stock of Somanta Pharmaceuticals, Inc., a publicly-traded Delaware corporation (“Somanta”). On January 4, 2008, pursuant to a merger transaction between the Company and Somanta (the “Merger”), Somanta became a wholly-owned subsidiary of the Company and SCO received 787,802 shares of the Company’s Common Stock in exchange for the shares of Somanta common stock and Somanta preferred stock then held by SCO. Also in connection with the Merger, Somanta common stock purchase warrants previously held by SCO were adjusted and converted into warrants to purchase an aggregate of 107,744 shares of the Company’s Common Stock, 88,574 of which have an exercise price of $23.19 per share and 19,170 of which have an exercise price of $18.55 per share and all of which have an expiration date of January 31, 2012. In addition, pursuant to the Merger, each of the Sophie C. Rouhandeh Trust (the “SR Trust”), the SHR Family Trust (the “SHR Trust”) and the Chloe H. Rouhandeh Trust (the “CR Trust” and, together with the SR Trust and the SHR Trust, the “Trusts”), with respect to each of which Mr. Rouhandeh serves as a trustee, received 11,447 shares of Common Stock in exchange for the shares of Somanta common stock then held by each of them (34,341 shares of Common Stock in the aggregate held by the three Trusts). As a trustee of the Trusts, Mr. Rouhandeh has shared voting power and shared investment power with respect to these shares, but disclaims any beneficial ownership thereof.
On February 4, 2008 upon closing of a fifth private placement financing pursuant to which SCO Securities acted as placement agent (the “Fifth Private Placement”), Access issued to SCO 200 shares of its Series A Preferred Stock and warrants to purchase an aggregate of 333,333 shares of Common Stock at an exercise price of $3.50 per share, for aggregate consideration paid in cash by SCO to the Company of $2,000,000. The warrants expire six years from the date of issuance. The issuance of the Series A Preferred Stock and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO.
In addition, SCO Securities allocated to SCO a warrant to purchase 37,000 shares of Common Stock at an exercise price of $3.50 per share to which SCO Securities was entitled as consideration for services rendered as placement agent in the Fifth Private Placement. The terms of such warrant are the same as the terms of the warrants issued to the other purchasers in the Fifth Private Placement. The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.
On December 18, 2008, in a private resale transaction SCO LP transferred to SCO the 200 shares of Series A Preferred Stock originally issued to SCO LP in connection with the Fourth Private Placement and the warrants to purchase 333,333 shares of Common Stock issued in connection therewith for an aggregate of $2,000,000 paid in cash by SCO. The source of funds for the purchased securities was internal capital of SCO. The transfer of these securities was exempt from registration under Sections 4(1) and (2) of the Securities Act.
On February 4, 2009, SCO received 846,622 shares of Common Stock and Beach received 69,544 shares of Common Stock from Access. These shares were paid to SCO and Beach as dividends on their existing shares of Series A Preferred Stock and, accordingly, no cash consideration was paid by SCO or Beach.

CUSIP No.	00431M 30 8	13D	Page	11	of	15 Pages
The issuance of these securities was exempt from registration pursuant to Section 4(2) of the Securities Act.
Item 4. Purpose of Transaction.
Each of the Reporting Persons purchased or otherwise acquired their Access securities for investment purposes. Each of the Reporting Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common Stock at any time.
Pursuant to the Convertible Note and Warrant Purchase Agreement, dated February 16, 2006, among the Company and each of the other parties described therein (the “Purchase Agreement”), on June 2, 2006, the Company effected a 1 for 5 reverse stock split with respect to its Common Stock as approved by the Company’s stockholders at a meeting held on May 19, 2006. As a result of the 1 for 5 reverse stock split, each five shares of outstanding Common Stock were exchanged for one new share of the Company’s Common Stock. All of the share numbers and warrant exercise prices reported in this Amended Schedule 13D reflect the effectiveness of this 1 for 5 reverse stock split.
Effective immediately upon the consummation of the exchange of Convertible Notes in the Fourth Private Placement (the “Note Exchange”) and continuing for as long as SCO and its Affiliates (as defined below) hold at least 20% of the aggregate number of shares of the Series A Preferred Stock issued to SCO and its Affiliates in connection with the Note Exchange or at least 20% of the Conversion Shares issued upon conversion of such Series A Preferred Stock, (a) SCO shall have the right, from time to time, to designate two individuals, in the sole discretion of SCO, to serve as directors of the Company (the “SCO Director Designees”), (b) the Company shall use its best efforts at all times to cause the number of directors to be fixed at a sufficient number such that at least two positions shall be available for the SCO Director Designees (the “SCO Board Seats”), (c) the Company shall use its best efforts to cause the SCO Director Designees to be nominated and elected for service as directors of the Company at each meeting of the Company’s shareholders held for the purpose of electing directors and (d) if at any time, or from time to time, one or more of the SCO Board Seats is or becomes vacant for any reason prior to the next annual meeting of shareholders, the Company shall use its best efforts to cause such vacancy to be filled with an SCO Director Designee. For purposes of the foregoing sentence, an “Affiliate” means any Person (as such term is defined below) that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Securities Act. With respect to any Person, any investment fund or managed account that is managed on a discretionary basis by the same investment manager of such Person will be deemed to be an Affiliate of such Person. A “Person” means any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision of any thereof) or other entity of any kind. The SCO Director Designees currently serving as directors of the Company are Mr. Jeffrey B. Davis and Mr. Mark Alvino.
On July 10, 2008, Access entered into an Agreement and Plan of Merger (the “MacroChem Merger Agreement”) with MacroChem Corporation, a Delaware corporation (“MacroChem”), MACM Acquisition Corporation (“MACM Merger Sub”), a wholly owned subsidiary of Access and a Delaware corporation, pursuant to which MACM Merger Sub will, subject to certain conditions, merge with and into MacroChem, with MacroChem continuing as the surviving corporation and becoming a wholly owned subsidiary of Access (the “MacroChem Merger”). Certain of the Reporting Persons beneficially own a majority in interest of the shares of MacroChem. In addition, the Reporting Persons currently intend to vote their shares of Access and MacroChem in favor of the MacroChem Merger to the extent that any such vote is required.

CUSIP No.	00431M 30 8	13D	Page	12	of	15 Pages
Other than as set forth in the preceding paragraphs of this Item 4, each of the Reporting Persons does not have any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a) As of the date hereof, (i) SCO owns 1,634,424 shares of Common Stock, 1,968.8409 shares of Series A Preferred Stock, which are currently convertible into 6,562,803 shares of Common Stock and warrants to purchase an aggregate of 5,594,650 shares of Common Stock, (ii) SCO LP owns no shares of Series A Preferred Stock and no warrants to purchase Common Stock, (iii) Beach owns 69,544 shares of Common Stock, 154.2898 shares of Series A Preferred Stock, which are currently convertible into 514,299 shares of Common Stock, and warrants to purchase an aggregate of 435,197 shares of Common Stock (iv) each of the three Trusts owns 11,447 shares of Common Stock (34,341 shares of Common Stock in the aggregate held by the three Trusts), and (v) SCO Securities owns no shares of Common Stock or warrants to purchase Common Stock. These securities in the aggregate represent beneficial ownership of 70.8% of the outstanding Common Stock of Access as of February 10, 2009 (pursuant to information provided by Access, 7,861,100 shares of Common Stock were issued and outstanding as of such date). In his capacity as Chairman and managing member of SCO and in his capacity as managing member of Beach, Mr. Rouhandeh may be deemed to beneficially own the 1,703,968 shares of Common Stock, the 7,077,102 shares of Common Stock issuable upon conversion of Series A Preferred Stock and warrants to purchase 6,029,847 shares of Common Stock owned directly by SCO and Beach (as applicable). Each of SCO and Beach have provided the Company with notice that it does not choose to be governed by the ownership limitations provided in Section 5(i)(iii) of the Certificate of Designations, Rights and Preferences of the Series A Preferred Stock and the ownership limitations provided in Section 2.4(i) of the warrants issued in the Private Placement, the Second Private Placement, the Third Private Placement, the Fourth Private Placement and the Fifth Private Placement (as applicable).
(b) As a trustee of each Trust, Mr. Rouhandeh has shared power with his brother and spouse to direct the vote and disposition of the 11,447 shares of Common Stock held by each of the Trusts (34,341 shares of Common Stock in the aggregate held by the three Trusts). Mr. Rouhandeh, in his capacity as Chairman and managing member of SCO and in his capacity as managing member of Beach, has the sole power to direct the vote and disposition of the 1,703,968 shares of Common Stock held directly by SCO and Beach, the 7,077,102 shares of Common Stock beneficially owned by SCO and Beach upon conversion of Series A Preferred Stock and, upon exercise of warrants, Mr. Rouhandeh has the sole power to direct the vote and disposition of an additional 6,029,847 shares of Common Stock underlying warrants owned by SCO and Beach. Mr. Rouhandeh, SCO, SCO LP, Beach and SCO Securities disclaim beneficial ownership of the shares of Common Stock held by the Trusts.

CUSIP No.	00431M 30 8	13D	Page	13	of	15 Pages
(c) Reference is made to the Reporting Persons’ responses to Items 3 and 4.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Reference is made to the Reporting Persons’ responses to Items 3, 4 and 7.

CUSIP No.	00431M 30 8	13D	Page	14	of	15 Pages
Item 7. Material to be Filed as Exhibits.

Exhibit	A –Convertible Note and Warrant Purchase Agreement dated February 16, 2006 (1)

Exhibit	B –Form of 7.5% Secured Convertible Promissory Note (1)

Exhibit	C –Form of Common Stock Purchase Warrant (1)

Exhibit	D –Investor Rights Agreement dated February 16, 2006 (1)

Exhibit	E –Security Agreement dated February 16, 2006 (1)

Exhibit	F –Convertible Note and Warrant Purchase Agreement dated October 24, 2006 (2)

Exhibit	G –Form of 7.5% Secured Convertible Promissory Note (2)

Exhibit	H –Form of Common Stock Purchase Warrant (2)

Exhibit	I –Investor Rights Agreement dated October 24, 2006 (2)

Exhibit	J –Security Agreement Amendment dated October 24, 2006 (2)

Exhibit	K –Convertible Note and Warrant Purchase Agreement dated December 6, 2006 (3)

Exhibit	L –Form of 7.5% Secured Convertible Promissory Note (3)

Exhibit	M –Form of Common Stock Purchase Warrant (3)

Exhibit	N –Investor Rights Agreement dated December 6, 2006 (3)

Exhibit	O –Second Amendment to Security Agreement dated December 6, 2006 (3)

Exhibit	P –Preferred Stock and Warrant Purchase Agreement dated November 7, 2007 (4)

Exhibit	Q – Certificate of Designations, Rights and Preferences of the Series A Cumulative Convertible Preferred Stock (4)

Exhibit	R –Form of Investor Rights Agreement (4)

Exhibit	S –Form of Common Stock Purchase Warrant (4)

Exhibit	T –Director Designation Agreement dated November 15, 2007 (4)

Exhibit	U –Form of Somanta Pharmaceuticals, Inc. Common Stock Purchase Warrant (5)(6)

Exhibit	V –Amended and Restated Preferred Stock and Warrant Purchase Agreement dated February 4, 2008 (6)

Exhibit	W –Amended and Restated Investor Rights Agreement dated February 4, 2008 (6)

Exhibit	X –Form of Common Stock Purchase Warrant (6)

(1)	Incorporated by reference to Schedule 13D filed by the Reporting Persons on February 27, 2006.

(2)	Incorporated by reference to Schedule 13D filed by the Reporting Persons on November 7, 2006.

(3)	Incorporated by reference to Schedule 13D filed by the Reporting Persons on December 20, 2006.

(4)	Incorporated by reference to Schedule 13D filed by the Reporting Persons on December 5, 2007.

(5)	This is the form of Common Stock Purchase Warrant originally issued by Somanta Pharmaceuticals, Inc. The Somanta Pharmaceuticals, Inc. warrants held by SCO, the number of shares issuable pursuant thereto and the exercise price thereof were adjusted upon consummation of the Merger such that they now represent warrants to purchase Access Common Stock as more fully described in Item 3.

(6)	Incorporated by reference to Schedule 13D filed by the Reporting Persons on March 7, 2008.

CUSIP No.	00431M 30 8	13D	Page	15	of	15 Pages
SIGNATURES
     After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2009

SCO CAPITAL PARTNERS LLC

By:	/s/ Steven H. Rouhandeh

Name:	Steven H. Rouhandeh
Title:	Chairman

SCO SECURITIES LLC

By:	/s/ Jeffrey B. Davis

Name:	Jeffrey B. Davis
Title:	President

SCO CAPITAL PARTNERS, L.P.
By:	SCO Capital Investors LLC

	By:	/s/ Steven H. Rouhandeh
	Name:	Steven H. Rouhandeh
	Title:	Managing Member

BEACH CAPITAL, LLC

By:	/s/ Steven H. Rouhandeh

Name:	Steven H. Rouhandeh
Title:	Managing Member

/s/ Steven H. Rouhandeh

Steven H. Rouhandeh